SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2008

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayers’ ID(CNPJ) 76.483.817/0001 -20
PUBLICLY-HELD COMPANY
CVM Resgitration no. 1431 - 1

     SUMMARY OF THE MINUTES OF THE
173rd EXTRAORDINARY SHAREHOLDERS’ MEETING

1. VENUE: Rua Coronel Dulcídio, nº 800, in the city of Curitiba, state of Paraná. 2. DATE AND TIME: November 28, 2008, at 2:30 p.m. 3. CALL NOTICE: The call notice was published in the Official Gazette of the State of Paraná and in the "O Estado do Paraná" newspaper. 4. ATTENDANCE: The meeting was attended by 85.05% (eighty-five point zero five percent) of the voting capital, as per the signatures in the Attendance Book no. 3, overleaf. 5. PRESIDING: JOÃO BONIFÁCIO CABRAL JÚNIOR – Chairman of the Board of Directors; SILMARA BONATTO CURUCHET – Chairwoman; RUBENS GHILARDI – CEO; MARLOS GAIO - Secretary.

6. AGENDA AND RESOLUTIONS:

Approval of the accounting evaluation report for the transfer of the assets of Copel Participações S.A. to Companhia Paranaense de Energia (Copel) and Copel Geração e Transmissão S.A., as well as of the Instrument of Justification and Protocol for the Spin-off and Winding-Up of Copel Participações S.A.

7. SIGNATURES: (a) SILMARA BONATTO CURUCHET – Representative of the Paraná State Government and Chairman of the Shareholders’ Meeting ; RUBENS GHILARDI – Secretary of the Board of Directors and CEO of Copel ; JOÃO BONIFÁCIO CABRAL JÚNIOR – Chairman of the Board of Directors; OSMAR ALFREDO KOHLER – Chairman of the Fiscal Council; GUSTAVO ANTÔNIO DE AGUILLAR LIMA - BNDES Participações S.A. - BNDESPAR; CLÓVIS LOPES DA SILVA PURGATO - THE MASTER TRUST BANK OF JAPAN, LTD. RE: MTBC 4000; STATE STREET EMERGING MARKETS, RUSSEL INVESTMENT CO EMG MKTS FD; THE MONETARY AUTHORITY OF SINGAPORE; RUSSSEL INVESTMENT COMPANY PUBLIC LIMITED COMP; THE PUBLIC SCHOOL RETIREMENT SYSTEM OF MISSOURI - MARLOS GAIO – Secretary. -----------------

The minutes of Copel’s 173rd Extraordinary Shareholders’ Meeting were drawn up and registered in the Company’s records, pages 197 to 199 of Book No. 09, registered with the Commercial Registry of the State of Paraná under no. 00/010561-9, on March 23, 2000.

MARLOS GAIO
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2008

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.